Filed Pursuant to Rule 433 Registration No. 333-212571 Fact Sheet | July 17, 2018

Trailblazer Notes

Issuer:	Barclays Bank PLC	Hypothetical Payment at Maturityƚ
Tenor:	Approximately 5 years
Reference Asset:

The Barclays Trailblazer Sectors 5 Index (Bloomberg ticker: “BXIITBZ5 <Index>”) (the “Index”). Please see the accompanying Pricing Supplement for more information on the Index and its calculation, composition and methodology.

CUSIP / ISIN:	06746XHJ5 / US06746XHJ54
Upside Leverage Factor:	1.50
Initial Level:	The Closing Level of the Index on the Initial Valuation Date
Final Level:	The Closing Level of the Index on the Final Valuation Date
Index Fees and Costs:

The Index includes an index fee of 0.85% per annum, in addition to other fees and commissions associated with the notes, which will reduce your return on the notes. Please see the Pricing Supplement for more information on the fees and costs embedded in the Index and associated with investing in the notes.

Initial Valuation Date:	July 26, 2018
Issue Date:	July 31, 2018
Final Valuation Date:	July 26, 2023
Maturity Date:	July 31, 2023
Selected Structure Definitions
Payment at Maturity:

If you hold your notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount of notes (in addition to the Coupon Payment that may otherwise be due on such date) equal to:

	• If the Final Level is greater than the Initial Level, an amount calculated as follows:
	$1,000 + ($1,000 x Index Return x Upside Leverage Factor)
	• If the Final Level is less than or equal to the Initial Level, $1,000 per $1,000 principal amount note	Index Return	Payment at Maturityƚ	Total Return on Notesƚ
Coupon Payments:	$10.00 per $1,000 principal amount of notes, payable annually (1.00% per annum)	100.00%	$2,500.00	150.00%
Index Return:	The performance of the Index from the Initial Level to the Final Level	80.00%	$2,200.00	120.00%

All terms that are not defined in this fact sheet shall have the meanings set forth in the accompanying preliminary pricing supplement dated July 3, 2018 (the “Pricing Supplement”). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

The notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the notes. Any payment on the notes, including any Payment at Maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and the exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.

		60.00%	$1,900.00	90.00%
		40.00%	$1,600.00	60.00%
		30.00%	$1,450.00	45.00%
		20.00%	$1,300.00	30.00%
		10.00%	$1,150.00	15.00%
		0.00%	$1,000.00	0.00%
		-10.00%	$1,000.00	0.00%
		-20.00%	$1,000.00	0.00%
		-30.00%	$1,000.00	0.00%
		-40.00%	$1,000.00	0.00%
		-60.00%	$1,000.00	0.00%
		-80.00%	$1,000.00	0.00%
		-100.00%	$1,000.00	0.00%
		ƚ Excluding any Coupon Payments on the notes

Fact Sheet | July 17, 2018

Trailblazer Notes

Summary Characteristics of the Notes

▪     Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 4.00% of the principal amount of the notes, or up to $40.00 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.

▪     Estimated Value Lower Than Issue Price—Our estimated value of the notes on the Initial Valuation Date is expected to be between $900.00 and $931.30 per note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information.

▪     Your Return on the Notes Is Limited to the Sum Of the Payment at Maturity and the Coupon Payments—You will not receive any other payments on the notes, aside from the Coupon Payments and the Payment at Maturity. If the Final Level is less than or equal to the Initial Level, your Payment at Maturity will be limited to the principal amount of your notes and your positive return will be limited to the Coupon Payments. The return at maturity of the principal amount of your notes plus any amount in excess thereof may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time. Any payment on the notes, including the repayment of principal, is subject to the credit risk of Barclays Bank PLC.

▪     Payment at Maturity Is Based Solely on Index Level on Final Valuation Date—The Final Level and the Index Return will be based solely on the Index Level on the Final Valuation Date (as compared to the Initial Level). Therefore, if the level of the Index drops on or before the Final Valuation Date, then the Payment at Maturity you may receive on the notes may be significantly less than it would have been had such payment been linked to the level(s) of the Index any time prior to such drop.

Summary Risk Considerations

▪     Credit of Issuer—The notes are senior unsecured debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any Payment at Maturity, under the terms of the notes.

▪     U.K. Bail-In Power—Each holder of notes acknowledges, accepts, and agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the notes or receiving a different security from the notes that is worth significantly less than the notes. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.

▪     Historical Performance—The historical performance of the Index is not an indication of the future performance of the Index over the term of the notes.

▪     Conflict of Interest—In connection with our normal business activites and in connection with our hedging obligations under the notes, we and our affiliates play a variety of roles in connection with the notes, including acting as calculation agent and as a market-maker for the notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the notes.

▪     Lack of Liquidity—The notes will not be listed on any securities exchange. There may be no secondary market for the notes or, if there is a secondary market, there may be insufficient liquidity to allow you to sell the notes easily.

▪     Tax Treatment—Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.

Other Information

This fact sheet is a general summary of the terms and conditions of this offering of notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering of notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the notes contained in the Pricing Supplement as well as the information contained in the accompanying prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:

https://www.creativeservices.barclays/docs/200007927/06746XHJ5.pdf

You may access the prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes,” or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the notes.

You may revoke your offer to purchase the notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the Initial Valuation Date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase of the notes. You may choose to reject such changes, in which case we may reject your offer to purchase the notes.